03011421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 207 SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Cirenza, President (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz, MacKenzie & Anopolsky, CPA's PC
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James T. Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 20 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WILLIAM A. REGEN
Notary Public, State of New York
No. 41-4877887
Qualified in Queens County
Commission Expires Nov. 3, 2001

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of D. Carnegie AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Regen Benz MacKenzie & Anopolsky

Regen Benz MacKenzie & Anopolsky

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of D. Carnegie AB) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Anaudit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz, MacKenzie & Anopolsky, CPA's, P.C.

New York, New York
January 13, 2003

REGEN, BENZ, MACKENZIE & ANOPOLSKY , C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash (Note 3)	$ 3,191,162
Commissions Receivable (Note 4)	465,158
Receivables From Brokers or Dealers and Clearing Organizations (Note 5)	6,136,245
Securities Sold But Not Yet Delivered, at market value (Note 6)	1,202,875
Other Receivables	8,503
Prepaid Expenses	43,050
Total Current Assets	11,046,993
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation and amortization of $894,401 (Note 7)	712,162
TOTAL ASSETS	$ 11,759,155

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 1,865,041
Interest Payable (Note 9)	364,986
Income Taxes Payable	2,311
Rent Abatement	44,114
Securities Sold But Not Yet Received, at market value (Note 5)	6,136,245
Payables to Brokers or Dealers and Clearing Organizations (Note 6)	1,202,875
Total Current Liabilities	9,615,572
Long-Term Liabilities	
Liabilities Subordinated to Claims of General Creditors (Note 9)	3,700,000
Total Liabilities	13,315,572
Commitments and Contingent Liabilities (Notes 10 and 11)	
Stockholder's Equity	
Capital Stock (Note 12)	1
Paid-in Capital	499,999
Accumulated Deficit	(2,056,417)
Total Stockholder's Equity	(1,556,417)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,759,155

See accountants' audit report
and accompanying notes to financial statements.

Regen Benz MacKenzie & Anopolsky

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commission Income	$ 11,338,714
Fee Income	427,710
Interest Income	34,757
Trading Loss	(139,429)
Foreign Exchange Gains	103,603
Total Revenue	11,765,355
OPERATING EXPENSES	
Settlement Costs	3,678,107
Salaries	4,615,668
Office Rent and Utilities	211,970
Payroll Taxes	89,418
Employees' Benefits (Note 8)	464,041
Insurance	48,289
Research	96,761
Depreciation and Amortization	274,986
Repairs and Maintenance	9,375
Office Expenses	96,363
Telephone and Communication	571,319
Machine Rental and Maintenance	31,750
Professional and Legal Fees	305,156
Travel and Entertainment	845,709
Regulatory Fees	10,516
Dues and Subscriptions	18,775
Charitable Contributions	18,400
Bank Service Charges	2,329
Seminars	1,853
Interest Expense (Note 9)	203,500
Total Operating Expenses	11,594,285
Income From Operations	171,070
Provision for Income Taxes (Note 13)	(122,795)
Income Tax Benefit of Operating Loss Carryforward (Note 13)	118,554
Tax Provision	(4,241)
Net Income for the Year Ended December 31, 2002	$ 166,829

See accountants' audit report
and accompanying notes to financial statements.

Regen Benz MacKenzie & Anopolsky

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Paid-in Capital	Accumulate Deficit	Total
Balances, January 1, 2002	$ 1	$ 499,999	$ (2,223,246)	$ (1,723,246)
Net Income - Year Ended December 31, 2002	-	-	166,829	166,829
Balances, December 31, 2002	$ 1	$ 499,999	$(2,056,417)	$ (1,556,417)

See accountants' audit report
and accompanying notes to financial statements.

Regen Benz MacKenzie & Anopolsky

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$	3,700,000
Increase (Decrease)		-0-
Subordinated liabilities at December 31, 2002	$	3,700,000

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 166,829
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities:	
Depreciation and Amortization	274,986
Decrease in Commissions Receivable	203,507
Increase in Other Receivables	(4,562)
Increase in Prepaid Expenses	(16,393)
Decrease in Prepaid Taxes and Taxes Receivable	174,536
Decrease in Accounts Payable and Accruals	(2,483,768)
Increase in Interest Payable	203,500
Decrease in Rent Abatement	(16,042)
Increase in Income Taxes Payable	2,311
Net Cash Used In Operating Activities	(1,495,096)
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(38,632)
Net Cash Used in Investing Activities	(38,632)
Net Decrease in Cash	(1,533,728)
Cash - Beginning of year	4,724,890
Cash - End of Year	$ 3,191,162

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ -0-
Interest	$ -0-

See accountants' audit report
and accompanying notes to financial statements.

Regen Benz MacKenzie & Anopolsky

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1- ORGANIZATION

Carnegie, Inc. ("Carnegie") a Delaware Corporation was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of D. Carnegie AB, a Swedish Corporation which is owned by Carnegie Holding AB.

All securities transactions represent the sale of foreign securities. All foreign securities commissions are generated through related companies. Settlement of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (2)(I) thereof.

However, since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades (see Notes 5 and 6).

2- SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statement and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to fifteen years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 13).

The Corporation uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Corporation's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

3- CASH

Cash of $2,937,250 held at Bear Stearns and $109,790 held at Ernst & Co. are not federally insured. Additionally, cash in excess of $100,000 ($43,830) held at JP Morgan Chase is not federally insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

4- COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $465,158 (as shown below), net of settlement costs.

Commissions receivable represent commissions due on trades that were executed prior to December 31, 2002.

	Commissions Receivable
D. Carnegie AB	$ 208,217
Carnegie Bank A/S	95,384
D. Carnegie AB Finland Branch	79,715
D. Carnegie AB Norway Branch	81,842
	$ 465,158

5- RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS AND SECURITIES SOLD BUT NOT YET RECEIVED

Receivables from Brokers or Dealers and Clearing Organizations and Securities Sold But Not Yet Received, represents the market value of securities which Carnegie has not yet received from the seller by the settlement date.

Corporate Stocks	$ 6,136,245

6- SECURITIES SOLD BUT NOT YET DELIVERED AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS.

Securities sold but not yet delivered, and payable to brokers or dealers and clearing organization represents the market value of securities that Carnegie has sold and has not yet delivered to the purchases by the settlement date.

Corporate Stocks	$ 1,202,875

7- FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization:

Furniture and Equipment	$ 1,042,578
Leasehold Improvements	563,985
	1,606,563
Less: Accumulated Depreciation and Amortization	894,401
Total	$ 712,162

8- PENSION PLAN

Carnegie established a profit sharing pension plan during calendar year 1994. All employees who have been employed with the company for one year are covered by the plan from either January 1 or July 1 of the year that they complete one year of service. Company contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of base salary and are determined on a yearly basis. Funds contributed to the pension plan are set aside in a participants account and are directed by the participant.

For the year ended December 31, 2002, contributions to the plan charged to operations were $289,752 and are included in employees' benefits.

9- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On January 31, 2000, Carnegie renewed a $ 1,500,000 subordinated loan from D. Carnegie AB (its sole stockholder). Per the terms of the loan, the principal with five and one half (5 ½%) percent interest per annum is payable on February 28, 2003. At December 31, 2002 there is accrued interest of $240,625 on this loan. Carnegie has requested a renewal of the subordinated loan from Carnegie AB, the terms of which are being discussed.

On December 20, 2001, Carnegie received a $ 2,200,000 subordinated loan from D. Carnegie AB. Per terms of the loan, the total principal with five and one half (5 ½) percent interest per annum is payable on December 31, 2004. At December 31, 2002 there is accrued interest of $ 124,361 on this loan.

10- COMMITMENTS

Carnegie occupies leased office space in New York City. The lease is for a term of ten years and expires on September 30, 2005. Future minimum rental commitments for this noncancellable operating lease are as follows:

2003	$ 192,500
2004	192,500
2005	144,375
Total minimum future rentals	$ 529,375

11- CONTINGENT LIABILITIES

Carnegie and D. Carnegie & Co. AB were defendants in a lawsuit filed by two of Carnegie's former employees for alleged breach of a contractual obligation. Summary Judgement was entered in favor of Carnegie in December 2002 dismissing the lawsuit. The former employees have the right to appeal; however, as of this report date, no appeal has been filed. Carnegie will vigorously defend an appeal, if filed.

12- CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2002, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

13- INCOME TAXES

For calendar year 2002, Carnegie utilized operating loss carryforward from calendar year 2001 to offset its income. As a result of this operating loss carryforward Carnegie was not subject to regular income tax. However, Carnegie is subject to Alternative Minimum tax for Federal purposes, and Minimum taxes for New York State and City purposes as follows:

Federal	$ 2,186
New York State	1,755
New York City	300
Total	$ 4,241

Carnegie has available at December 31, 2002 an unused operating loss carryforward of approximately $1,051,253 which expires December 31, 2021. No tax benefit has been recorded for the carryforward as utilization is dependent on the timing and amount of income, neither of which we can predict with certainty. The total benefit approximates $486,625 and since its utilization is subjective, a valuation allowance in this amount is also warranted. Hence, the balance sheet does not reflect a deferred tax asset or liability.

The effective tax rate for U.S. purposes is approximately 46.29% comprised as follows:

Federal	28.91%
New York State	8.53%
New York City	8.85%

Carnegie's effective income tax rate before the operating loss carryforward benefit is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

Temporary differences that consists primarily of interest expense and depreciation normally give rise to a deferred tax liability; however, as the timing differences will reverse when the net operating loss carryforward is available, no deferred tax liability has been calculated.

14- FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash and long-term debt. Carnegie estimates that the fair value of all financial instruments at December 31, 2002 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

15- NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2002, Carnegie had net capital of $1,279,405 which was $1,029,405 in excess of its required net capital.

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ (1,556,417)
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital Including Accrued Interest Thereon	4,064,986
Total Capital and Allowable Subordinated Liabilities	2,508,569
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	291
Prepaid Expenses	43,050
Other Current Assets	8,503
Commissions Receivable	465,158
Furniture, Equipment and Leasehold Improvements	712,162
Total Deductions and/or Charges	1,229,164
Net Capital	$ 1,279,405
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 1,867,352
Rent Abatement	44,114
Securities Sold But Not Yet Received, at market value	6,136,245
Securities Sold But Not Yet Delivered, at market value	1,202,875
Total Aggregate Indebtedness	$ 9,250,586
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15 c3-3 prepared as of the date of net capital computation - Carnegie.	$ -0-
Capital Requirement of Broker, Dealer Electing Alternatives Method	250,000
Total Net Capital Requirement	250,000
Excess Net Capital	$ 1,029,405
Net Capital in excess of 5 percent of aggregate debit items or $120,000	$ 1,159,405

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 1,279,405
Net Capital Per Above	$ 1,279,405

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

Regen Benz MacKenzie & Anopolsky

The Board of Directors
Carnegie, Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carnegie, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Carnegie, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Carnegie, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Carnegie, Inc. is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Carnegie, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REGEN, BENZ, MACKENZIE & ANOPOLSKY, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Our consideration of the internal control structure would not necessary disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz, MacKenzie & Anopolsky, CPA's, P.C.

New York, New York
January 13, 2003